June 11, 2008
Securities and Exchange Commission
Division of Corporation Finance
100 F Street NE
Washington, D.C. 20549
Attn: John Reynolds
Re: Nordstrom, Inc.
Form 10-K
Filed March 21, 2008
File No. 001-15059
Schedule 14A
Filed April 10, 2008
Dear Mr. Reynolds:
Thank you for your letter dated May 22, 2008, relating to the Nordstrom, Inc. Form 10-K and Schedule 14A for the year ended February 2, 2008.
We understand the importance of providing full and transparent disclosures. We appreciate the Staff’s comments and we will use them to continue to enhance the overall disclosure in our filings.
We note that the Staff has indicated that we should amend our filings or provide an explanation as to why a revision in unnecessary. We do not believe that any amendments are necessary, and as appropriate, we have indicated in our responses below how we would revise disclosures in future filings, beginning with our Form 10-Q for the quarter ended May 3, 2008, filed on June 10, 2008.
For your convenience, each of the numbered comments in your May 22, 2008 letter has been restated in bold followed by our corresponding responses.
Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 15
Credit Card Contribution, page 20
1.	We note on page 22 that you include within your accounts receivable and related metrics the net accounts receivable investment, which is determined by subtracting the estimated funding level from total accounts receivable. Please describe what the net accounts receivable investment metric represents, how management uses the metric, and how you determine the assumed ratio of debt financed.

Response:

In future filings, we will expand our discussion and analysis to address the Staff’s comments and provide additional information that is meaningful to investors. The following disclosure will be added to our MD&A discussion of our Credit Card Contribution beginning with our Form 10-Q for the quarter ended May 3, 2008:

The net accounts receivable investment metric represents our best estimate of the amount of capital funding for our credit card program that is financed by equity. As a means of providing better performance measurement for our credit card business, we believe it is important to maintain a capital structure similar to other financial institutions. We estimate the funding for our credit card receivables by using a mix of 80% debt and 20% equity, and have burdened the credit business with interest costs commensurate with that amount of debt. Based on our research, we have found that debt as a percentage of credit card receivables for other credit card companies ranges from 70% to 90%. We believe that debt equal to 80% of our credit card receivables is appropriate given our overall capital structure goal of maintaining adjusted debt to EBITDAR of roughly 2.0 times.

2.	We note that you recorded the reacquired co-branded Nordstrom VISA credit card receivables at fair value on the date of acquisition. Please disclose how you determined fair value and describe the assumptions used in determining the fair value.

Response:

On the date of acquisition, May 1, 2007, we recorded the reacquired co-branded Nordstrom VISA credit card receivables at fair value. Fair value was based on the same discounted cash flow model used to value the investment in the asset backed securities. The key assumptions used in the valuation model as of February 3, 2007 are disclosed in Note 4, Investment in Asset Backed Securities – Co-Branded Nordstrom VISA Credit Card Receivables. These key assumptions are substantially the same as of May 1, 2007.

We do not believe the disclosure of the key assumptions used in determining the fair value of the reacquired receivables in our MD&A is required because the fair value on the reacquisition date was not materially different from the face value of the receivables. This difference was amortized over the transition period, as discussed in Note 1, Nature of Operations and Summary of Significant Accounting Policies. Additionally, as the end of our first quarter 2007, we did not hold any asset-backed securities on our balance sheet, and do not believe further disclosure is required under Statement of Financial Accounting Standards No. 140, Accounting for Transfers and Service of Financial Assets and Extinguishment of Liabilities, a replacement of FASB Statement 125.

Adjusted Debt to EBITDAR, page 27
3.	We note your presentation of Adjusted Debt to EBITDAR. Please address the following:
a)	The reasons why you believe a debt level of approximately 2.0 times Adjusted Debt to EBITDAR is appropriate.

Response:

In future filings, we will expand our discussion and analysis to address the Staff’s comments and provide additional information that is meaningful to investors. The following disclosure will be added to our MD&A Adjusted Debt to EBITDAR disclosure beginning with our Form 10-Q for the quarter ended May 3, 2008:

We believe that maintaining an Adjusted Debt to EBITDAR ratio of roughly 2.0 times will help us maintain our current credit ratings as well as operate within the most efficient capital structure framework based on our size, growth plans and competitive industry. We believe that targeting an Adjusted Debt to EBITDAR level at greater than 2.5 times would result in rating agency downgrades, which would jeopardize our flexibility to finance our growth plans. We further believe that targeting an Adjusted Debt to EBITDAR level at less than 1.5 times would result in a higher cost of capital and potentially negatively impact shareholder returns. Our current credit ratings are critical to maintaining access to a variety of short-term and long-term sources of funding, and we rely on these funding sources to continue to grow our business.

b)	Describe why you multiply rent expense by a factor of 8 in the numerator.

Response:

We multiply rent expense by a factor of eight in the numerator to adjusted debt to reflect the impact of operating leases on our credit profile. We often lease land and buildings and incur lease obligations, similar to debt obligations if we were to buy, rather than lease, the assets. If the leases do not meet the requirements of a capital lease, they are not recorded on our balance sheet. We have chosen the eight times rent methodology as it is our best estimate of the amount of debt we would incur had we purchased these assets. We believe that accounting for these estimated lease obligations provides a more meaningful comparison of our leverage ratios, coverage ratios and return on invested capital with our peers. Additionally, our rating agencies incorporate estimated lease obligations into their ratings analysis. It is our understanding that the rating agencies use this multiple to perform more meaningful comparisons among retail companies with different debt structures and leasing arrangements (i.e., to capitalize leases that companies account for as operating under Statement of Financial Accounting Standards No.13, Accounting for Leases) and among retail companies that lease assets versus those that acquire them. All three major rating agencies apply an adjustment to their credit metrics, with two of the three using the “eight times rent” approach.

In future filings, beginning with our Form 10-Q for the quarter ended May 3, 2008, we will disclose why our rent is multiplied by eight in arriving at our numerator as follows:

“The multiple of eight times rent expense used to calculate adjusted debt is our best estimate of the debt we would record for our leases which are classified as operating, if they had met criteria for a capital lease, or if we had purchased the property.”

c)	Tell us why you believe you use the measure as a measure of performance when you appear to use the measure to evaluate your ability to maintain appropriate levels of debt.

Response:

We believe investors should weigh the company’s relative risk from capital structure decisions in conjunction with the company’s ability to generate long-term shareholder value. When companies operate with little or no debt, their cost of capital can be inefficiently high, potentially decreasing shareholder value. When companies operate with too much debt, they incur a higher risk of default and the potential inability to finance growth plans. Hence, we believe this is a performance metric that measures our ability to maintain an appropriate level of debt. We also believe that by stating our capital structure goals explicitly, we provide better transparency and predictability around shareholder payout policies for the benefit of our investors.

d)	Tell us how your presentation complies with the guidance set forth in the answer to Questions 8 our FAQ regarding the use of non-GAAP financial measures, which may be found at: http://www.sec.gov/divisions/corpfin/faqs/nongaapfaq.htm.

Response:

From Question 8 of the Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures, we note that companies are prohibited from using a Non-GAAP financial measure to smooth earnings and that if a recurring item is removed, companies must meet the burden of demonstrating the usefulness of any measure that excludes recurring items. We are not attempting to smooth our earnings in our use of Adjusted Debt to EBITDAR as a non-GAAP measure. Within Adjusted Debt to EBITDAR, income tax expense, interest expense, depreciation and amortization, and rent expense are all recurring in nature and they are not non-recurring, infrequent or unusual. Additionally, we remove rent from the denominator because of our adjustment to debt discussed in answer 3.b) above. These adjustments make our results comparable to other companies that purchase rather than lease assets.

Below we break down the five discussion items, in italics, recommended in Question 8 of the FAQ when a non-GAAP measure is used and compare it with our disclosure in our Form 10-K on Adjusted Debt to EBITDAR:

The manner in which management uses the non-GAAP measure to conduct or evaluate its business

and

the economic substance behind management’s decision to use such a measure.

We believe these requirements were met by the following disclosures in our 2007 Form 10-K: “Beginning in 2007, we have incorporated Adjusted Debt to EBITDAR into our key financial metrics. We believe that our ability to maintain appropriate levels of debt is best measured by Adjusted Debt to EBITDAR. Our goal is to manage debt levels at approximately 2.0 times Adjusted Debt to EBITDAR.”

The material limitations associated with use of the non-GAAP financial measure as compared to the use of the most directly comparable GAAP financial measure

and

the manner in which management compensates for these limitations when using the non-GAAP financial measure.

We believe these requirements were met by the following disclosures in our 2007 Form 10-K: “When read in conjunction with our net earnings and debt and compared to debt to net earnings, it provides investors with a useful tool to evaluate our ability to maintain appropriate levels of debt from period to period. This measure, however, is not a measure of financial performance under GAAP and should not be considered a substitute for debt to net earnings, net earnings, or debt as determined in accordance with GAAP and may not be comparable to similarly titled measures reported by other companies. See our Adjusted Debt to EBITDAR reconciliation to GAAP below. The closest GAAP measure is debt to net earnings, which was 3.5 for 2007 and 0.9 for 2006.”

We will also add additional language to clarify our disclosure, beginning with our Form 10-Q for the quarter ended May 3, 2008 as noted, in bold: Adjusted Debt to EBITDAR is limited in that Adjusted Debt is our best estimate of the total company debt we would incur if we had purchased the property associated with our operating leases. In addition, EBITDAR does not reflect our cash expenditures, or future requirements for capital expenditures or contractual commitments, including leases, or the cash requirements necessary to service interest or principal payments on our debt. Also, other companies in our industry may calculate Adjusted Debt to EBITDAR differently than we do, limiting its usefulness as a comparative measure. To compensate for these limitations, we analyze Adjusted Debt to EBITDAR in conjunction with other U.S. GAAP financial and performance measures impacting liquidity, including operating cash flows, capital spending, and net earnings.

The substantive reasons why management believes the non-GAAP financial measure provides useful information to investors.

We believe these requirements were met by the following disclosures in our 2007 Form 10-K: “We believe that Adjusted Debt to EBITDAR is a useful measure for investors in evaluating our levels of debt for the periods presented, in addition to being a key measure used by rating agencies.” Additionally, we will add further discussion that is useful to investors as noted in the response to comments 3.a) and 3.b).

e)	Disclose why you believe it is useful for investors to disregard the recurring costs of rent expense when evaluating your performance.

Response:

In future filings, we will expand our discussion and analysis to provide additional information that is meaningful to investors, as indicated in responses to Staff comments 3.b) and 3.d). As such, we believe we will adequately provide investors with our rationale for adjusting for rent expense and no further disclosure is required.

We do not believe we are asking investors to disregard the recurring costs of rent expense. We regard lease obligations as a form of long-term capital, more closely related to debt. We include the estimated lease obligation (calculated as rent times eight) for our operating leases in adjusted debt as it is important for understanding our operations and provides meaningful additional information about our ability to service our long-term debt and other fixed obligations, and to fund our future growth. The Adjusted Debt to EBITDAR metric measures our ability to meet future obligations, whether balance sheet debt or operating leases, from the cash flow generated by the business. We believe that Adjusted Debt to EBITDAR, adjusted for rent expense, is relevant because it enables investors to compare our indebtedness to retailers who own, rather than lease, their stores. If we were to purchase the asset, then we would incur the associated debt rather than record rent expense. Our decision to own or lease real estate is based on the alternative that results in the highest return to our shareholders.

Notes to Consolidated Financial Statements, page 40
Note 1: Nature of Operations and Summary of Significant Accounting Policies, page 40
Merchandise Inventories, page 42
4.	We note on page 17 that you took higher markdowns during the last half of the year. Please disclose the charges to the income statements from markdowns from cost to market. Refer to paragraph 14 of Chapter 4 of ARB 43.

Response:

While we did take higher retail markdowns during the second half of 2007, we do not believe that paragraph 14 of chapter 4 of ARB 43 requires additional disclosure in our 2007 Form 10-K as our retail markdowns were not “substantial and unusual losses”. We believe these retail markdowns were made in the ordinary course of business given that we value our merchandise inventories using the retail inventory method. We have disclosed the use of the retail method of accounting and the estimates and judgments involved in our Critical Account Policies on page 30 of our Form 10-K.
Loyalty Program, page 43
5.	We note that you record the cost of loyalty program benefits in cost of sales and selling, general and administrative expenses. Please expand your disclosure to differentiate the circumstances in which you would record the costs in cost of sales against when you would record the costs in selling, general and administrative expenses.

Response:

In future filings, we will expand our discussion and analysis to address the Staff’s comments and provide additional information that is meaningful to investors. The following disclosure will be enhanced, with changes in bold, and included in Note 1: Summary of Significant Accounting Policies beginning with our Form 10-Q for the quarter ended May 3, 2008:

Loyalty Program

Customers who reach a cumulative purchase threshold when using our Nordstrom private label cards or our co-branded Nordstrom VISA credit cards receive Nordstrom Notes®. These Nordstrom Notes can be redeemed for goods or services in our stores. We estimate the net cost of the Nordstrom Notes that will be issued and redeemed and record this cost as rewards points are accumulated. In addition to this long-standing benefit, in April 2007 we launched an enhanced loyalty program, Fashion Rewards™. Under this program, Nordstrom customers receive higher levels of cumulative benefits based on their annual spend. We record the cost of the loyalty program benefits for Nordstrom Notes and alterations in cost of sales given that we provide customers with products or services for these rewards.

Other costs of the loyalty program, which primarily include shipping and fashion events, are recorded as selling, general and administrative expenses. These expenses are recorded based on estimates of benefits expected to be accumulated and redeemed in relation to sales.
Note 11: Post-Retirement Benefits, page 50
6.	Please clarify the amounts of your accumulated benefit obligation at February 2, 2008 and February 3, 2007.

Response:

In future filings, we will clarify our disclosure. Our accumulated benefit obligation was $86 at both February 2, 2008 and February 3, 2007.
Note 13: Shareholders’ Equity and Stock Compensation Plans, page 53
Performance Share Units, page 55
7.	We note that you use the 30-day average closing market price of your common stock leading up to the current period-end date to re-measure the liability for your performance share units. We further note that the price used to issue stock or cash for the performance share units upon vesting is the closing market price of your common stock. Please tell us how your determination of the measurement date for these awards complies with paragraph 37 of SFAS 123(R).

Response:

In future filings, we will clarify our disclosure to address the Staff’s comments. Our disclosure was intended to describe how we estimate vested units at each period-end, using the 30-day average closing market price. This calculation is consistent with how the performance criterion is measured under the Plan. The period-end liability re-measurement is based on the closing market price of our common stock on the current period-end date in accordance with paragraph 37 of SFAS 123(R). The following disclosure will be revised, with changes in bold, beginning with our Form 10-Q for the quarter ended May 3, 2008:

We grant performance share units to align certain executive officers’ compensation with our shareholder returns. Performance share units are payable in either cash or stock as elected by the employee; therefore they are classified as a liability award in accordance with Statement of Financial Accounting Standards No. 123(R), Share-Based Payment. Performance share units vest after a three-year performance period only when our total shareholder return (reflecting daily stock price appreciation and compound reinvestment of dividends) is positive and outperforms companies in a defined peer group of direct competitors determined by the Compensation Committee of our Board of Directors. The percentage of units that vest depends on our relative position at the end of the performance period and can range from 0% to 125% of the number of units granted.

The liability is remeasured and the appropriate earnings adjustment is taken at each fiscal quarter-end during the vesting period. The performance share unit liability is remeasured using the estimated vesting percentage multiplied by the closing market price of our common stock on the current period-end date and is pro-rated based on the amount of time passed in the vesting period. The price used to issue stock or cash for the performance share units upon vesting is the closing market price of our common stock on the vest date.
Schedule 14A
Compensation of Executive Officers, page 23
8.	In future filings, please list all of the companies included in the broad retail group for purposes of your executive compensation benchmarking.

Response:

We note the Staff’s request to identify the companies participating in our executive compensation benchmarking. As appropriate we will respond to the request in our future filings.
Nordstrom, Inc. hereby acknowledges that:
•	Nordstrom, Inc. is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	Nordstrom, Inc. may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Please call me at (206) 373-4068 if you need any other information or would like to discuss the above response. Thank you for your consideration.
Sincerely,
Nordstrom, Inc.
/s/ Michael G. Koppel
Michael G. Koppel
Executive Vice President and Chief Financial Officer

cc:	D. Wayne Gittinger, Lane Powell PC
Larry Bird, Deloitte & Touche LLP
Brian DeFoe, Nordstrom, Inc., Director of Compliance and Senior Counsel